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                                                             eResearchTechnology
                                                           Host: Joel Morganroth
                                                   April 26, 2001/ 9:00 a.m. EST
                                                                          Page 1

                               eResearchTechnology

                                 April 26, 2001
                                  8:00 a.m. CDT

Moderator           Ladies and gentlemen, thank you for standing by. Good
                    morning and welcome to eResearchTechnology's first quarter conference call. At this time, all phone lines are muted or in a listen-only mode. After our presentation today, there will be an opportunity for questions and, as a reminder, today's conference is being recorded for replay purposes.
                    With that being said, here with our opening remarks is President of Hayden Communications, Mr. Matt Hayden. Please go ahead, sir.

M. Hayden           Thank you very much, Brent. Good morning. Thank you for
                    joining us for the conference call. Before we get things rolling, I'd like to read the Safe Harbor statement.
                    Statements included in this conference call constitute forward-looking statements within the meaning of the Private
                    Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties, such as competitive factors, technological development, market demand, and the company's ability to obtain new contracts and accurately estimate net revenues and net income due to variability in size, scope, and duration of projects, and internal issues in the sponsoring clients.

                    Further information on the potential factors that could affect the company's financial results can be found in the company's report on Form 10-K filed with the Securities and Exchange Commission. This statement is also included in our earnings release, which was just sent across the wire this morning. If you do not have a copy of this release, please contact my office directly at 843-272-4653 or you can send an e-mail, it's nat@haydenir.com.

                    This morning we have with us on the call: Joseph Esposito, President and Chief Executive Officer; Bruce Johnson, Chief Financial Officer; and Dr. Joel Morganroth, Chairman and Chief Scientist. Now I'd like to turn the call over to Mr. Esposito for opening comments.


 J. Esposito        Good morning and welcome to eResearchTechnology's first
                    quarterly conference call. Today, we're going to cover the first quarter results. We're going to provide you an operations update and guidance for 2001.

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 2

                    I'd like to turn the conference over to Bruce Johnson, our CFO, to provide you the first quarter results.

B.Johnson           Okay. Thank you, Joe. For the first quarter of 2001, PRWW, which is now changing its name which will be effective tomorrow to eResearch Technology, Inc., and also just so everyone is aware and this was in our press release, the new ticker symbol starting tomorrow will be ERES.

                    We reported revenue for the first quarter of $5.9 million versus $6.1 million in the prior year. Excluding a pretax asset impairment charge of $5 million, eRT recorded a net loss of $477,000 or $0.07 per share on 6,971,000 shares outstanding versus a net loss of $213,000 or $0.03 per share on 6,934,000 shares outstanding last year.

                    During the first quarter, the company recorded a pretax asset impairment charge of $5 million due to continued negative market conditions affecting our investments in Medical Advisory Services and AmericasDoctor.com. Including the impairment charge, the company reported a total net loss of $5.4 million or $0.78 per share. eRT ended the quarter with a working capital balance of $19.1 million, which included $17.4 million of cash, cash equivalents and short-term investments. During the quarter, we repurchased 95,000 shares of redeemable preferred stock from the holder for the original purchase price of $9.5 million plus accrued dividends.

                    At this point, I'd like to turn it back over to Joe.

 J. Esposito        Thanks, Bruce. I'd like to provide everybody with an update on our operations, and also some guidance for 2001. Two thousand was a transition year for us and, as we enter 2001, we continued that transition in several areas. We're very proud of the fact that today, we're the only company in our space to provide end-to-end clinical research solutions powered by the Internet. We continue the transition in terms of educating our customers and helping them adopt the electronic research paradigm. Today, one-third of our 15 electronic research network customers are live and in production. In the first quarter, we had added Glaxo
                    SmithKline to that esteemed list of clients. In addition, we extended our contract relationship with US Oncology to include the application service provider services, and we entered into a multimillion dollar three year contract with them.

                    We continue to transition in terms of the expansion of our services. We now, today, provide ASP services, and in addition to the traditional implementation services, we provide regulatory services. We now have

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 3

                    five customers that are up and running in the ASP model, and in addition, we have received in the first quarter our first contract for regulatory consulting.

                    In the regulatory arena that we work in, CSR 21.11, which relates to electronic research and transaction processing, has the potential from a consulting standpoint to perhaps be even larger than Y2K compliance. In addition, we continued our transition to a recurring revenue model, not only by offering the application services, but the infrastructure that goes along with that. And in addition to that, with the research networks now going live and in production, we set the stage for network subscriptions, which we anticipate receiving at the end of this year. In addition, we received several additional master service agreements with our diagnostics clients, most notably Pharmacia and UpJohn, Novartis, BMS, Roche, Pfizer, and Sepracor. And we're very pleased by the fact that with these new master service agreements, we're able to increment our pricing by 5% to 10%.

                    In the first quarter, we received new signings, new contracts, in excess of $8 million for these services. It reflects an acceptance not only of our diagnostic product, but also the value-added services that we've provided in the ASP model. We were delighted with the sales force productivity in the first quarter, particularly on the diagnostics technology and service side, which we added quite a number of folks in the latter half of last year.

                    The pipeline today is strong and it's in excess of $60 million with one half of that pipeline related to the research network and community technology; however, in the first quarter, we were disappointed with our license sales. We did experience, as many companies in the software business experienced, a delay in these contracts; however, we are on track to record $4 million to $8 million worth of license contracts in fiscal 2001. Our average license contract for the research network technology is approximately $500,000 and this represents approximately eight to 16 new clients and contracts. That would put us in a position by year-end to have 22 to 30 research networks and communities.

                    The visibility as it relates to one-time license sales is improving; however, we continue to remain cautious. In the first quarter, we established a break-even point with respect to our expenses. This break-even point would be incremented by the cost of sale associated with new licenses. We are approaching the break-even point in terms of revenues with our services backlog, and this is very good from our standpoint as we have

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
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                    less reliance upon the one-time licenses with respect to
                    our business model. So we continue to build toward that. We look to the one-time licenses to increase market share, provide a base for recurring revenues, and incremental profit.

                    With respect to guidance throughout the balance of this year, we anticipate that the company will continue to grow its revenues between 10% and 20% quarter over quarter for the balance of this year. We expect to grow the revenues over the $28 million base last year by 10% to 20%, and we anticipate that in the second quarter we will have a profit range between a $0.07 loss and $0.01 gain. In the third quarter, we expect to have a profit between $0.01 and $0.10, and in the fourth quarter, we expect to have a profit between $0.09 and $0.19. We expect to have a positive impact in the fourth quarter with additional recurring revenues that will come from the network subscriptions. Those are the subscriptions of the folks that would be able to use these research networks for our clients.

                    As we enter 2002, we anticipate that we will conduct up to 50 electronic research trials in 2002 with an average subscription fee of $30,000 per trial. We look at the year-end with a strong backlog of services, and 2002 looks like a year in which we can grow 20% to 25% with an increment of expense in the 10% to 15% range. This would enable us to improve our margins and leverage our business model for incremental profits.

                    I'd like to stop at this point and open up the conference to questions and answers.

Moderator           Yes, indeed. Thank you. Ladies and gentlemen, representing
                    Axiom, our first question comes from the line of Barry
                    Zelan. Please go ahead.

D. Jordan           Yes, this is David Jordan. We're all listening here on the conference call. You suggested that the quarter over quarter, you're talking about historical quarter over quarter of 10% to 20% per quarter. Is that correct?

J. Esposito         David, what I referred to is quarter over quarter as you
                    look forward. The second quarter revenues over first quarter, third quarter revenues over second quarter...

D. Jordan           Okay. So this is sequential quarter-to-quarter growth, 10%
                    to 20% sequential?

J. Esposito         That's correct.

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 5


D. Jordan           Okay. That's what I was confused at, because if that's the case and you did make a statement that your revenues will be at 10% to 20% for the year.

J. Esposito         Ten percent to 20% greater than last year's revenues.

D. Jordan           Right. So if you're growing at 10% to 20% sequentially per quarter that basically negates the 10% to 20% for the year.
                    Because if you compound sequential quarterly, it's much greater than it is on an absolute basis comparatively over year over year.

B.Johnson           That's working off of the first quarter, though, David.
                    Where the first quarter was at $6 million, if you do sequential 10% to 20%, you end up with a range that will get you around 10% to 20% by the end of the year. Obviously, not each quarter will be either 10% or 20%, but we believe that over the course of the year we will see growth over last year of 10% to 20%.

J. Esposito         Yes, and put into real numbers, David, that would mean that we see the revenue range between $31.5 million and $35 million for the year.

D. Jordan           I'm still confused. Because if you compound it sequentially, quarterly, Bruce, it turns out to be much more than 20% year over year, so where I am going awry in figuring this thing out?

B. Johnson          David, you have to work off of the base quarter that we just announced, which was $5.9 million.

D. Jordan           Okay. What did you do completely for the year, last year?

B. Johnson          Twenty-eight million.

D. Jordan           And your first quarter is $6 million. Let's say, so you're annualizing at a rate of $24 million and therefore, there lies the discrepancy that I'm referring to. Is that correct?

B.Johnson           No. We're ...

D. Jordan           You're saying that last year you did $29 million.

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 6

B. Johnson          ... You've got to work 20% off of each quarter, so you've
                    got 20% increase off of the first quarter, and then whatever that number is, we're looking at 10% to 20% off of the second quarter to the third and so on. And when you do that, you can come up within a range of 10% to 20%. And as I said, these numbers are going to vary quarter to quarter. But for the year, we're comfortable that the 10% to 20% growth over last year is the area that we'll be in.

D. Jordan           Okay. Let's get to another point. The $0.09 to $0.19 in the fourth quarter, could you tell me what that depends on and if that's an annualizable number going forward into 2002?

B. Johnson          Well, that depends upon us being able to grow the business, as Joe had stated in his discussion. That the services areas are growing and that we start to see the licenses pick up from, obviously, what we had in the first quarter, and where we had low licenses to stronger numbers indicative of our pipeline at this time. So if we have a good economy and strong pipeline, we believe we can hit those numbers in the fourth quarter. We can't say that those fourth quarter numbers will be indicative of what will happen in 2002. We do not have visibility to 2002 at this point in time.

D. Jordan           So are those non-recurring earnings in the fourth quarter
                    between the $0.09 and $0.19? Let's say you hit the midpoint, $0.15. If they're not annualized or capable of being annualized, are those one-time revenues?

J. Esposito         No, David. There are two components to our business model.
                    One component is the recurring revenues and the other component is the one-time license fees. As we've indicated, there's less and less reliance on the one-time license fees as we go forward because we're building a sizable backlog in terms of the services. So when you look at the model and you look at the fourth quarter, as an example, a significant piece of that model comes from the diagnostic technology and services backlog where we anticipate that that represents about 55% to 60% of the total business. In addition to that, there's a maintenance component, which we already know what that is on a going forward basis. In addition to that, there's a consulting component, which we already know what that is based upon the new contracts and the backlog that we've built. So the only range or tolerance, if you will, is in the one-time fees as it relates to licenses for that fourth quarter...

D. Jordan           Okay. Let me...

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 7

J. Esposito         ...Now, as you go forward into Ql of 2002, again, we're
                    going to have a strong backlog in the diagnostics area.
                    We're going to have a very predictable revenue stream in the maintenance area. We will have a definitive backlog in the consulting arena, which we feel will be very strong. In addition to that, we'll be adding the network subscription, which by that point in time, we'll have very good visibility for the fact that all of our Res Nets today, all 15 of them, will be live and running. And we anticipate that each and every one of them will be conducting electronic trial. So we'll have those network subscriptions, which we've talked about, on a going forward basis that will be very predictable.

                    What will still be a piece of the model going forward that requires a one-time sale, and in 2002, we anticipate, again, the licenses being between $4 million and $8 million, which if you look on a going forward basis, would represent a decline in percent in the total revenue. That is the component that is somewhat less predictable in the first quarter of next year.

                    I would also tell you that from a cyclical standpoint, the first quarter, historically speaking as it relates to enterprise Y technology, is a bit slower than the second quarter and second, third, and fourth. But you can begin to model from a standpoint of 2002 that you, for the most part, will know what the expense rate is and the break-even levels are at the fourth quarter. So even if the first quarter is sequentially down over the fourth quarter, in all likelihood it will be 35% to 40% up from this year's first quarter...

D. Jordan           Okay.

J. Esposito         ...establishing not only a break even level, but a very good position for the company's springboard from there.

D. Jordan           Okay. That's great, Joe. I just have one more question and then I'll let it open up.

J. Esposito         Okay, you want to allow your colleagues to question, as
                    well.

D. Jordan           That eight to 16 new clients this year you said, and you
                    said you expect to have 50 trials at $30,000 per trial, that's a million and half dollars in revenues. Those revenues are eRes Net revenues recurring?

J. Esposito         eRes Net subscription revenues. Those are the recurring
                    revenues that we get from enabling people to use the network to conduct electronic trials.

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
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D. Jordan           And is that a minimum number? Is that million and a
                    half-dollar number a minimum number that you expect in the year 2002 from eRes Net?

J. Esposito         As always, we always take a very conservative and cautious posture.

D. Jordan           Okay, and the first part of the question I didn't get an
                    answer to. Do you expect, as well, you hope to sign up eight to 16 new clients this year? In the number that you gave out before, $4 million to $8 million for next year, is that including eight to 16 new clients again next year?

J. Esposito         Absolutely.

D. Jordan           Okay. Thank you very much.

J. Esposito         Okay. Thank you, David.

Moderator           And thank you. Next we'll go to the line of Philip Anderson with IR Capital. Please go ahead.

P. Anderson         Actually, that's SIR capital. Joe, of the 15 companies or
                    customers you have now on the eRes Net side, I think you meant one-third of those or five companies are live?

J. Esposito         They're in production. They're conducting clinical trials
                    and they're embarking upon conducting electronic trials.

P. Anderson         I think that's actually a pretty impressive number. And
                    then, on the $60 million pipeline, talk about how much of that would be nondiagnostic?

J. Esposito         Yes. In the pipeline, the break out of the pipeline is that we really look at it in a number of different ways. There's about $25 million of pipeline as it relates to one-time license fees. That $25 million generates $5 million in annual maintenance fees. It also generates more than $10 million in consulting fees, and then above and apart from that, we have over $5 million in application service provider opportunities, and the balance of $15 million or more is in the diagnostics area.

P. Anderson         Over what point in time would you expect to implement the
                    systems that would drive the license, the maintenance and the consulting fees?

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                         Page 9

J. Esposito         As I had indicated, we expect that the remaining ten
                    research network customers will be up, live, and in production by year-end. Typically, the range, from the time the contract is signed to the time that they are implemented, live and in production with their first trial, and traditionally that first trial might be paper based or limited electronic, is a range from six months to nine months. That's what we are averaging. Then, thereafter, their first trial gets underway, which typically takes three months to get that first trial underway. Then, typically, thereafter, there's a three-month period of time where they'll start in concert or simultaneously to explore the electronic trials capability.

                    So when you look at the model, so that everybody understands, it's a six to nine month sales process and it's a six to nine month implementation process. Then it is three months to take on that first trial and then three months, thereafter, to get the electronic trial. Now what's particularly exciting about this model, however, since we're well into it, is that while the industry is moving from 98% paper to 95% paper, meaning the electronic component is only 2% to 5%, what we're going to be able to do with our approach is we put that research network and community backbone in place for our clients. Once they are successful with these e-trials, they're going to move from 2% electronic, we believe, to 20%, 30%, 40% and 50% electronic because they have the ability with the flip of a switch, like a utility, to turn on those electronic trials.

                    So we're going to have, we believe, exponential acceptance of this concept as compared to some of our competitors that have to go out and ad hoc, one at a time, electronic trial sale. And in so doing, while there are 10,000 trials out there, if the market is only moving at 2% to 5%, that limits the numbers of opportunities, whereas, our 15 electronic research networks, these folks conduct over 1,000 trials today. And as that number increases from 15% to potentially 22% to 30%, the number of trials that they conduct increases accordingly and the success that we have with them will provide for significant e-trial expansion.

Jack                Joe, this is Jack.

J. Esposito         Hi, Jack.

Jack As it relates to, obviously, this is very exciting and we're all happy to really hear it in some sense in this forum. The benchmarks by which you are demonstrating efficacy, there's clearly momentum. How do you create in the minds of the customer the reason to turn on the network and to take

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                        Page 10

                    it up faster? What is it that you have to demonstrate to them within those implementation periods in terms of data? Obviously, it's based upon an initial decision, but what will cause them to move to other products within the Res Net family?

J. Esposito         Okay, Jack. Thank you for the question. Essentially, what's happening in the marketplace today is we're finding we don't have to convince people to move to the electronic paradigm.
                    Excuse me, the FDA has provided guidance that they would like to see electronic submissions. Large companies are embracing the technology and there's great need to move in that direction because of the competitive pressures that are taking place.

                    The challenge that we have to overcome is that our customers, like all customers, have competing priorities. So their first priority is to get a good, solid platform in place that will handle both paper and provide them with the capability to move electronically. Their next priority, because they're in a highly regulated world, is to make sure that whatever they do they properly test and it's in full compliance. Then, last but not least in terms of priorities, is they must embrace this electronic paradigm because they have to collect and clean the information faster. They have to make the go/no go decisions faster. They have to convert data to knowledge better. Otherwise, they're not going to compete and they're not going to bring their products to market. They're not going to be able to get the marketplace acceptance and compress that time from research to launch.

                    So it's just simply overcoming the inertia of competing priorities. We're finding less and less challenge in having to educate them as to the need to embrace this paradigm.

Jack And what about the resistance that I think you've encountered regarding the need to share data, which is proprietary with an outside organization?

J. Esposito         Actually, there's less resistance than you might consider.
                    Each and every one of the companies that we serve, they want to make sure that they have control over their data. They want to make sure that their data is secure, and they want to make sure that they can provide the proper access to the data to the appropriate people, both internally and externally. Consider for a minute the example where the investigative sites that conduct the research are the same investigative sites and doctors later on, once the product is brought to market, prescribe the prescription. So it's very, very important that the life sciences industry control the data, have quality data, and control the access to the data, and that's what our systems provide.

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                        Page 11


                    So it's not that people are going to have ad hoc access to this information without proper security, and there's lots of techniques that allow read only capability. There are lots of techniques that provide views of only select information, and our systems embrace all of those techniques and we provide great flexibility to our clients. So we don't see that as a big issue, Jack.

Jack Okay. And one more question regarding some of the larger companies who, at least, it's our understanding that some of the larger companies are attempting to basically undertake this themselves. And economics, which are obviously significant, they are significant companies, do you have a sense that they are likely to do that? Or are they likely to recognize again that the security and the infrastructure that you built is, in a sense, compelling and that it would take them either too long or it's not really in their best interest to do it themselves?

J. Esposito         Well, with respect to the larger companies, most of the
                    larger companies, with few exceptions, have in fact embraced packaged software. What we do find, however, is that most of the larger companies either have our product or a competing product. So what we then have to do is look for our opportunities, Jack. And our opportunities lie in the areas where, in larger companies, perhaps they're understaffed or they don't have the computing capacity or the resources to rapidly deploy. So for example, very recently, in the first quarter, Glaxo SmithKline, in the consumer division, apparently there's a company with ample resources. They opted to go with our research network software, which we are hosting in partnership with our US Inter-networking partnership. And the reason they did that was that they needed to deploy our capability for several trials very rapidly and they needed a secure hosted environment that could allow for an expansion of the network, and they really didn't have the resources. So they went to us in a competitive situation where we were competing against Phase
                    Forward for this initiative, and we won the business. And this has now gone to provide a platform for an enterprise software initiative that they have later on in the fiscal year.

                    So we pick our shots, particularly phased for marketing types of studies, as an area where in large companies we can provide an entire solution, immediately deploy it, and provide them with the best technology out there. I think we have to be judicious with the areas that we play in the largest companies; however, in the mid-tier market where we've had tremendous success with the Millenniums, Vertex, Isis, Menerini. Those

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                        Page 12

                    folks, they typically start with a clean sheet of paper. They're looking for a reusable infrastructure. They want to be able to handle paper and electronic, and we believe we provide the absolute best solution, most competitive, best price performance, and the best platform for the future.

                    So, in expanding our sales force, Jack, we've organized them according to targeted markets where we have the best inclination to be able to win and prosper, and that's how we're doing it.

Jack                Okay. Great, Joe. Thanks very much.

J. Esposito         Okay.

Moderator           And thank you. Next, we'll go to Axiom's Barry Zelan. Please go ahead.

B. Zelan            Hi, Joe.

J. Esposito         Good morning, Barry.

B. Zelan You touched briefly upon the regulatory consulting work that you alluded to could be bigger than Y2K, if I heard you correctly.

J. Esposito         That's correct.

B. Zelan            Can you try to help me understand what we're talking about?

J. Esposito         Absolutely. In order for the life sciences community to move toward the electronic research paradigm, what is involved there is what we call the CFR 21.11 regulation. This is an FDA regulation that's provided in terms of how data can be collected electronically, what the security is regarding that data, what the signature process is, etc., etc. The entire life sciences industry has to move rapidly in that direction to make sure that they're either in the process of being compliant with this reg or actually are being compliant.

                    So, as we build these research networks and communities, what goes hand in glove with that is making sure that the clients are compliant in terms of their electronic data capture. So this is a very, very big initiative that all of the pharmaceutical companies are going through, just like every company went through Y2K. What we've subsequently done is we've built kits. We have validation kits that enable people to take our systems and very

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                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                        Page 13

                    quickly validate them so that they are in regulatory compliance. This is particularly important in order to put a research network into production.

                    In addition to that, we've built regulatory kits, standard operating procedures that would allow us to use the technology in a way that's compliant with this CFR 21.11 capability. In addition to that, we've built some core competencies in our organization that are CFR 21.11 experts so that we can help our customers pass compliance. So for example, in the first quarter, with US Oncology, we secured an $800,000 consulting contract not only for helping them implement the technology in the app hosted world, but also to validate and regulate. So we see this as an incremental upside potential to building our consulting backlog in what would be considered very high margin consulting. The margin on this type of consulting is in the neighborhood of 50%.

                    Have I answered your question, Barry?

B. Zelan Yes, you have. And one further question, I know that you have announced previously a buyback of shares, a 500,000-share buyback, and I'm just wondering how much you bought back and what the intent of the company is going forward?

B. Johnson          Joe, why don't I handle that?

J. Esposito         Okay.

B. Johnson          Barry, we started the buyback at the very tail end of March and we have a lot of restrictions in terms of the number of shares we can buy back given the volume. So at the end of March, we only bought back 5,000 shares. We went into a black out period for April because we were going to release quarterly earnings, and that will be lifted starting in May.

                    The future buybacks, starting with May, will be determined by our executive committee of our board. So we will take the guidance from them and make purchases, as they deem fit.

B. Zelan Okay. Can you lucidate me with what the presence guidance is, perhaps?

B. Johnson          I don't have any at this point in time. We will next week.

B. Zelan            Okay. Thank you very much.

                                                            eResearchTechnology
                                                          Host: Joel Morganroth
                                                  April 26, 2001/ 9:00 a.m. EST
                                                                        Page 14

J. Esposito         Barry?

B. Zelan            Yes, sir.

J. Esposito         One other point I might add, if you are personally looking for a sign of confidence, you're probably aware that we recently acquired back the shares from Omnicom and that is a show of confidence on our part that we believe in what we're doing and the progress that the company's making.

B. Johnson          Yes. That purchase was 95,000 series A preferred, and that was a $9.5 million purchase.

B. Zelan            I understand. Thank you very much, gentlemen.

J. Esposito         Okay. Thank you, Barry.

Moderator           Thank you, Mr. Zelan. Mr. Esposito and our host panel, we
                    have no further questions. Please continue with your closing remarks.

J. Esposito         I want to thank everybody for participating today. We look forward to communicating with you going forward. We expect and anticipate to have these quarterly conference calls on a regular basis, and I want to wish everybody a happy day today.

Moderator           Ladies and gentlemen, your host is making today's conference available for replay for two days starting at 12:30 p.m.
                    Eastern Daylight Time, April 26 through 11:59 p.m., April
                    28. You may access AT&T's Executive Replay Service by dialing 800-475-6701 and the access code of 583968. That does conclude our earnings release for this quarter. Thank you very much for your participation, as well as for using
                    AT&T's Executive Teleconference Service. You may now disconnect.